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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 ----------------

                                    SCHEDULE TO
                                  (Rule 14d-100)
                       Tender Offer Statement Under Section
            14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                 (Amendment No. 3)
                                 (Final Amendment)
                                        AND
                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)

                                   MAVESA, S.A.
                        (Name of Subject Company (Issuer))

                             PRIMOR INVERSIONES, C.A.
                           a wholly owned subsidiary of

                              PRIMOR ALIMENTOS, C.A.
                         (Name of Filing Person (Bidder))

                            AMERICAN DEPOSITARY SHARES
                   (each representing 60 shares of common stock)
                          (Title of Class of Securities)

                        -----------------------------------

                       American Depositary Shares (57771711)
                                  (Cusip Number)

                              Primor Alimentos, C.A.
                      2da. Avenida de Los Cortijos de Lourdes
                         Edificio Centro Empresarial Polar
                             Caracas, Venezuela 07054
                        Attention: Guillermo Bolinaga, Esq.
                          Telecopy No.: +(58212) 202-3364
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)

                               Copies to:

    Paul T. Schnell, Esq.                      Fulvio Italiani, Esq.
    Skadden, Arps, Slate,              d'Empaire Reyna Bermudez & Asociados
     Meagher & Flom LLP                     Edificio Bancaracas, P.H.,
      Four Times Square                         Plaza La Castellana
  New York, New York 10036                      Caracas, Venezuela
  Telephone (212) 735-3000                  Telephone +(58212) 264-6244



                           CALCULATION OF FILING FEE

  Transaction Valuation*                            Amount of Filing Fee**
  ----------------------                            ----------------------
       $256,684,938                                $51,337 (previously paid)


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*     Estimated solely for the purpose of determining the registration fee.
      Based upon US$8.501324822 per ADS with respect to 30,193,522 outstanding ADSs as of January 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The filing fee was paid on February 21, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: Not applicable      Filing Party: Not applicable
Form or Registration No: Not applicable     Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

[X]   third-party tender offer subject to Rule 14d-1

[_]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                                   SCHEDULE 13D

     CUSIP NO. 5777171019
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Primor Alimentos, C.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          SEE ITEM 3.
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     -------------------------------------------------------------------
                            7.   SOLE VOTING POWER
                                 0 shares of common stock
          NUMBER OF         --------------------------------------------
            SHARES          8.   SHARED VOTING POWER
         BENEFICIALLY            3,532,301,140 shares of common stock
           OWNED BY              (including shares represented by ADSs)
            EACH            --------------------------------------------
          REPORTING         9.   SOLE DISPOSITIVE POWER
           PERSON                0 shares of common stock
             WITH                (including shares represented by ADSs)
                            --------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 3,532,301,140 shares of common stock
                                 (including shares represented by ADSs)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,532,301,140 shares of common stock
                   (including shares represented by ADSs)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              98.2%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------




                                   SCHEDULE 13D

     CUSIP NO. 5777171019
     --------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Primor Inversiones, C.A.
     --------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     --------------------------------------------------------------------
     3.   SEC USE ONLY

     --------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          SEE ITEM 3.
     --------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     --------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     --------------------------------------------------------------------
                            7.   SOLE VOTING POWER
           NUMBER OF             0 shares of common stock
            SHARES               (including shares represented by ADSs)
         BENEFICIALLY       ---------------------------------------------
           OWNED BY         8.   SHARED VOTING POWER
             EACH                3,532,297,640 shares of common stock
          REPORTING              (including shares represented by ADSs)
            PERSON          ---------------------------------------------
             WITH           9.   SOLE DISPOSITIVE POWER
                                 0 shares of common stock
                                 (including shares represented by ADSs)
                            ---------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 3,532,297,640 shares of common stock
                                 (including shares represented by ADSs)
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,532,297,640 shares of common stock
                   (including shares represented by ADSs)
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              98.2%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     --------------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP NO. 5777171019
     ---------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Leonor Gimenez de Mendoza
     ---------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     ---------------------------------------------------------------------
     3.   SEC USE ONLY

     ---------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          SEE ITEM 3.
     ---------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     ---------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     ---------------------------------------------------------------------
                            7.   SOLE VOTING POWER
           NUMBER OF             0 shares of common stock
            SHARES          ----------------------------------------------
         BENEFICIALLY       8.   SHARED VOTING POWER
           OWNED BY              3,532,301,140 shares of common stock
            EACH                 (including shares represented by ADSs)*
         REPORTING          ----------------------------------------------
           PERSON           9.   SOLE DISPOSITIVE POWER
            WITH                 0 shares of common stock
                            ----------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 3,532,301,140 shares of common stock
                                 (including shares represented by ADSs)*
     ---------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,532,301,140 shares of common stock
               (including shares represented by ADSs)*
     ---------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (x)
     ---------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              98.2%*
     ---------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     ---------------------------------------------------------------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Mrs. Leonor Gimenez de Mendoza beneficially owns any of the Shares or ADSs for which she is listed as having shared voting or dispositive power. See Items 5 and 6 to Amendment No. 1 to the
        Schedule 13D.

        This Amendment No. 3, being the final amendment, amends the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed initially with the Securities and Exchange Commission on February 21, 2001, relating to the offer by Primor Inversiones, C.A., a Venezuelan corporation (the "Purchaser") and a wholly owned subsidiary of Primor Alimentos, C.A., a Venezuelan corporation ("Primor"), to purchase all outstanding American Depositary Shares ("ADSs") of Mavesa, S.A., a Venezuelan corporation ("Mavesa"), at a price of US$8.50134822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's U.S. Offer to Purchase and the related ADS Letter of Transmittal, each dated February 21, 2001 (which together constitute the "U.S. Offer"). This Amendment to the Schedule TO also constitutes Amendment No. 2 to the Statement on Schedule 13D with respect to Mavesa filed by Primor and Purchaser with the Securities and Exchange Commission on February 20, 2001, as amended by Amendment No. 1 thereto filed by Primor, Purchaser and Leonor Gimenez de Mendoza with the Securities and Exchange Commission on March 19, 2001. Concurrently with the U.S. Offer, the Purchaser commenced an offer to purchase all outstanding shares of Mavesa common stock ("Shares") at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Venezuelan Offer to Purchase, the Supplement to the Venzuelan Offer to Purchase and the related Share letter of Transmittal, each dated February 21, 2001 (which together constitute the "Venezuelan Offer").

Items 8 & 11.

        Items 8 and 11 of the Schedule TO are hereby amended by including the following information:

        The U.S. Offer and the Venezuelan Offer expired at 4:00 p.m., New York City time (5:00 p.m., Caracas time), on Tuesday, March 27, 2001. Based upon information supplied by the depositaries for the Shares and ADSs, approximately 635,900,000 Shares were tendered into the Venezuelan Offer and approximately 48,273,294 ADSs were tendered into the U.S. Offer. The Purchaser has accepted for purchase and payment all such ADSs and Shares tendered into the U.S. Offer and the Venezuelan Offer. The tendered Shares and ADSs, together with the 3,500 Shares already owned by Primor, represent in the aggregate 3,532,301,140 Shares (including Shares represented by ADSs), or approximately 98.2% of all outstanding Shares (including Shares represented by ADSs).

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        Exhibit (a)(9)-Press Release issued by Primor on March 28, 2001.


                                     SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRIMOR INVERSIONES, C.A.

                                          By:  /s/ Guillermo Bolinaga
                                            ---------------------------
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

                                          PRIMOR ALIMENTOS, C.A.

                                          By:  /s/ Guillermo Bolinaga
                                            ---------------------------
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

Dated: March 28, 2001




                                     SIGNATURE
             - WITH RESPECT TO AMENDMENT NO. 2 TO SCHEDULE 13D ONLY -

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                                          Leonor Gimenez de Mendoza

                                          By:  /s/ Leonor Gimenez de Mendoza
                                            ----------------------------------
                                          Name: Leonor Gimenez de Mendoza


Dated: March 28, 2001